                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                               ------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a), AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. ______)/1/

                          Charter Financial Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   16122M 10 0
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                                 (CUSIP Number)

                                Robert L. Johnson
                      President and Chief Executive Officer
                          Charter Financial Corporation
                                600 Third Avenue
                            West Point, Georgia 31833
                          Telephone No. (706) 645-1391
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 16, 2001
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             (Date of Event which Requires Filing of This Statement)





     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

______________

     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO.  16122M 10 0                                 Page 2 of 7 Pages
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                                 SCHEDULE 13D

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Charter, MHC
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS

      00 - Acquired in corporate reorganization. -- See response to Item 3.
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]


      Not Applicable
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                     7    SOLE VOTING POWER

     NUMBER OF            15,857,924
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               -0-
     REPORTING     -----------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH
                          15,857,924
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,857,924
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      80.0%
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14    TYPE OF REPORTING PERSON

      HC
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 CUSIP No. 16122M 10 0                                     Page 3 of 7 Pages
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     Item 1.   Security and Issuer

          The securities as to which this Schedule 13D (the "Schedule") relates are shares of common stock, par value $.01 per share (the "Common Stock"), of Charter Financial Corporation, a federal corporation (the "Company"), having its principal office at 600 Third Avenue, West Point, Georgia 31833.

     Item 2.   Identity and Background

          (a)-(c) This Schedule 13D is being filed by First Charter, MHC, a federally- chartered mutual holding company (the "MHC"). The MHC's principal business is holding 80.0% of the Common Stock of the Company and indirectly controlling CharterBank (the "Bank"). The business address of the MHC is 600 Third Avenue, West Point, Georgia 31833.

          The following information is being provided with respect to each executive officer and director of the MHC (the "Insiders").


     Name                      Principal Occupation or Employment
     ----                      ----------------------------------

     Bonnie F. Bonner          Assistant Vice President, Assistant Secretary and
                               Secretary to the Board of Directors of the Bank, the Company and the MHC.

     David Z. Cauble, III      Director of the Bank, the Company and the MHC.
                               Food service consultant and investor.

     Jane W. Darden            Director of the Bank, the Company and the MHC.
                               Homemaker and part-time bookkeeper.

     William C. Gladden        Vice President and Secretary of the Bank, the
                               Company and the MHC.

     William B. Hudson         Director of the Bank, the Company and the MHC.
                               Account Executive for the Robinson-Humphrey
                               Company, a division of Salomon Smith Barney.

     John W. Johnson, Jr.      Chairman of the Board of the Bank, the Company
                               and the MHC and Director. Retired President of the Bank.

     Robert L. Johnson         President, Chief Executive Officer and Director
                               of the Bank, the Company and the MHC.

     Curtis R. Kollar          Vice President, Chief Financial Officer and
                               Treasurer of the Bank, the Company and the MHC.

     Thomas M. Lane            Director of the Bank, the Company and the MHC.
                               Senior Vice President and Treasurer of West Point
                               Stevens, Inc.

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 CUSIP No. 16122M 10 0                                     Page 4 of 7 Pages
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     Name                      Principal Occupation or Employment
     ----                      ----------------------------------

     R. Terry Taunton       Director of the Bank, the Company and the MHC. Owner
                            of Taunton-Emfinger, Inc., a paint, hardware and building supplies business, and President of Taunton-Johnson Corporation.

     Lee Washam             Executive Vice President of the Bank.

       (d) During the last five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, neither the MHC nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) All of the Insiders are U.S. citizens. The MHC is a federal corporation.

     Item 3.   Source and Amount of Funds or Other Consideration

       On October 16, 2001, the Bank consummated its reorganization into the mutual holding company form of organization, whereby the following steps were taken: (i) the Bank established the Company as a wholly-owned subsidiary; (ii) the Bank established a federally chartered stock savings bank (the "Stock Bank") as a wholly-owned subsidiary of the Company; (iii) the Bank exchanged its charter for a federal mutual holding company charter to become the MHC; (iv) the MHC transferred all of its assets and liabilities to the Company, including all of the stock of Charter Insurance Company, but excluding 400,000 Freddie Mac shares and approximately $100,000 cash; (v) the Company transferred 400,000 Freddie Mac shares to Charter Insurance Company; and (vi) the Company transferred the assets and liabilities received from the MHC under step 4, other than the Charter Insurance Company stock and 1,700,000 Freddie Mac shares, to the Stock Bank.

       In connection with the reorganization, the Company sold 3,964,481 shares of its Common Stock at $10.00 per share to the public (including 317,158 shares sold to the Company's Employee Stock Ownership Plan) and issued 15,857,924 shares of such Common Stock to the MHC. As discussed in Step
     (iii) above, the Bank became the MHC. The funds to purchase the Company's shares originated from the transfer of the Bank's assets and assumption of the Bank's liabilities by the Company in exchange for 80% of the Common Stock of the Company.

     Item 4.   Purpose of Transaction

       The reorganization will afford the Bank greater operating flexibility to meet current and future business goals. The mutual holding company corporate structure will better position the Bank to

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 CUSIP No. 16122M 10 0                                     Page 5 of 7 Pages
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     compete with other financial institutions and to take advantage of business opportunities. By issuing only a minority of Company's common stock to the public, the organization preserves its ability to remain an independent community-oriented organization.

       Although the MHC and Insiders intend to exercise their rights as stockholders, they do not currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any change in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     Item 5.   Interest in Securities of the Issuer

       (a-b) The MHC beneficially owns (with sole voting and dispositive power) an aggregate of 15,857,924 shares of Common Stock or 80.0% of the 19,822,405 shares of Common Stock issued and outstanding on October 16, 2001. The Insiders individually have the sole power to vote and the sole power to dispose of the shares of Common Stock owned by them, except as otherwise indicated. The following information is provided with respect to the Insiders as of October 16, 2001:

                                  Number of Shares             Percent of
                                    Directly and           Outstanding Shares
                Name             Beneficially Owned          of Common Stock
     ------------------------  -----------------------  ------------------------
     Bonnie F. Bonner                   100(2)                    (1)
     David Z. Cauble, III            11,000(3)                    (1)
     Jane W. Darden                  15,000(4)                    (1)
     William C. Gladden               5,000(5)                    (1)
     William B. Hudson               10,000                       (1)
     John W. Johnson, Jr.            50,000(6)                    (1)
     Robert L. Johnson               35,000(7)                    (1)
     Curtis R. Kollar                36,200(8)                    (1)
     Thomas M. Lane                  10,000(9)                    (1)

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 CUSIP No. 16122M 10 0                                     Page 6 of 7 Pages
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     R. Terry Taunton                10,000(10)                   (1)
     Lee Washam                      32,000(11)                   (1)

__________________
     (1)  Less than 1% of the total outstanding shares of Common Stock.
     (2) These shares are held by Ms. Bonner as custodian for a minor child ("UTMA").
     (3) Includes 1,000 shares jointly held in connection with Mr. Cauble's son.
     (4)  Includes 5,000 shares held directly by Ms. Darden's spouse.
     (5) Includes 2,500 shares held jointly with Mr. Gladden's spouse, and 2,500 shares held in his Individual Retirement Account ("IRA").
     (6)  These shares are held in Mr. Johnson's IRA.
     (7) Includes 7,500 shares held in Mr. Johnson's IRA, and 2,500 shares held in his spouse's IRA.
     (8)  Includes 7,200 shares held in Mr. Kollar's IRA.
     (9)  These shares are held jointly with Mr. Lane's spouse.
     (10) Includes 2,401 shares held jointly with Mr. Taunton's spouse, 6,085 shares held in his IRA, and 1,514 shares held in his spouse's IRA.
     (11) Includes 10,500 shares held in Mr. Washam's IRA.

          (c)  Not applicable.

          (d) No person or entity other than the MHC has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the MHC's Common Stock reported in this schedule.

          (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person or persons with respect to the Common Stock, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

     Item 7.   Material Required to Be Filed as Exhibits

          None.

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 CUSIP No. 16122M 10 0                                     Page 7 of 7 Pages
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                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   First Charter, MHC



                              By:  /s/ Curtis R. Kollar
                                   ---------------------------------------------
                                   Curtis R. Kollar
                                   Vice President, Treasurer and Chief Financial Officer


October 24, 2001